

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
1-2/F, QianFang Science Building C
Building No. 27, Zhongguancun Software Park (Phase I)
No. 8 Dongbeiwang West Road
Haidian District, Beijing, 100193
People's Republic of China

> **Re: Canaan Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **File No. 001-39127**

Dear Mr. Zhang:

   We have reviewed your November 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Exhibits 12.1 and 12.2, page 108

1.   Consistent with your response to our comment eight in your letter dated October 22, 2021, please file the requested amendment to your Form 20-F. That filing should include currently dated certifications that comply fully with the instructions to Exhibit 12, including revised wording that references your internal control over financial reporting in the lead-in sentence of the fourth paragraph.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Martin James, Senior Advisor, at 202-551-3671 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing